

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 20, 2011

Via E-mail
Andrew Brabin
Chief Financial Officer
TouchIT Technologies, Inc.
12 Sirdar Road
Rayleigh, Essex
UK, SS6 7XF

> **Re: TouchIT Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 31, 2011**
> **File No. 333-151252**

Dear Mr. Brabin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 9A. Evaluation of Disclosure Controls and Procedures

Management's Annual Report on Internal Control Over Financial Reporting, page 18

1.   You indicate that your management has not performed its assessment of internal control over financial reporting as of December 31, 2010 due to "a transition period established by rules of the Securities and Exchange Commission for newly public companies." However, pursuant to Item 308T of Regulation S-K, beginning in fiscal periods ending on or after December 15, 2007, companies must file management's assessment of internal control over financial reporting if they previously filed an annual report with the Commission for the prior fiscal year. If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30

calendar days to provide the required management's report on internal control over financial reporting since you have been public beginning on June 10, 2008 and filed an annual report for fiscal 2009. In performing your evaluation, you may find the following documents helpful:

- the Commission's release *Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting* (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;
- the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf; and
- the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

Please note that the failure to perform management's assessment adversely affects the Company's and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports. For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

2. In addition, please consider whether management's failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate.

Independent Auditors Report, pages F-1 and F-21

3. Please revise to file auditors' reports that reference the two year period ended December 31, 2010, as the current reference does not indicate that the financial statements for both fiscal 2010 and 2009 were audited.

4. Additionally, please confirm whether or not the audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and revise the auditors' reports to indicate as such pursuant to PCAOB Auditing Standard No. 1. The reference to conducting the audit in accordance with "International Standards" should be removed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Feider at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief